

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Niccolo de Masi
Chief Executive Officer
TdMY Technology Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

Re: TdMY Technology Group, Inc.
Registration Statement on Form S-1
Filed June 25, 2021
File No. 333-257379

Dear Mr. de Masi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance